UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 5)*

                 THE STANDARD REGISTER COMPANY
                         (Name of Issuer)

                 Common Stock, $1.00 Par Value
                 (Title of Class of Securities)

                            853887107
                         (CUSIP Number)

        John L. Evans, Jr., Esq., 1900 Fifth Third Center
     511 Walnut Street, Cincinnati, OH 45202  (513)621-6464
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                             June 6, 1994
     (Date of Event which requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No.  853887107           13D                          Page 2
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     The Fifth Third Bank, Cincinnati, Ohio
     31-0854433

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     Not Applicable

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or (e)                          [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio corporation

NUMBER OF       7.  SOLE VOTING POWER :  7,327,563 shares, of which
                    2,153,016 are issuable upon conversion of that
SHARES              number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
BENEFICIALLY        are 15,939,650.

OWNED BY        8.  SHARED VOTING POWER:  -0-

EACH            9.  SOLE DISPOSITIVE POWER: 7,323,240 shares, of which
                    2,153,016 are issuable upon conversion of that
REPORTING           number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
PERSONS             are 15,935,304.

WITH            10. SHARED DISPOSITIVE POWER:  350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     7,327,563 (includes shares issuable on Class A conversion as noted above). These shares are entitled to 15,939,650 votes of the aggregate 47,619,546 votes outstanding.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.51% of the aggregate of outstanding Common Stock and the shares issuable on conversion as noted above. These shares carry 33.47% of the aggregate voting power outstanding.

14.  TYPE OF REPORTING PERSON*:  BK

CUSIP No.  853887107           13D                          Page 3
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     Fifth Third Bancorp
     31-0854434

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     Not Applicable

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or (e)                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio corporation

NUMBER OF       7.  SOLE VOTING POWER :  7,327,590 shares, of which
                    2,153,016 are issuable upon conversion of that
SHARES              number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
BENEFICIALLY        are 15,939,654.

OWNED BY        8.  SHARED VOTING POWER:  -0-

EACH            9.  SOLE DISPOSITIVE POWER: 7,323,240 shares, of which
                    2,153,016 are issuable upon conversion of that
REPORTING           number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
PERSONS             are 15,935,304.

WITH            10. SHARED DISPOSITIVE POWER:  350

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     7,327,590 (includes shares issuable on Class A conversion as noted above). These shares are entitled to 15,939,650 votes of the aggregate 47,619,546 votes outstanding.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [x]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.51% of the aggregate of outstanding Common Stock and the shares issuable on conversion as noted above. These shares carry 33.47% of the aggregate voting power outstanding.

14.  TYPE OF REPORTING PERSON*:  HC

CUSIP No.  853887107           13D                          Page 4
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     The John Q. Sherman Trusts
     31-6023395 through 31-6023402

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     Not Applicable

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or (e)                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF       7.  SOLE VOTING POWER :  -0-

SHARES          8.  SHARED VOTING POWER: 8,327,364 shares, of which
                    2,516,856 are issuable upon conversion of that
BENEFICIALLY        number of Class A shares, $1.00 par value.  Due
                    to the 5 votes per Class A share, total votes held
OWNED BY            are 18,394,786.

EACH            9.  SOLE DISPOSITIVE POWER: 8,327,364 shares, of which
                    2,516,856 are issuable upon conversion of that
REPORTING           number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
PERSONS             are 18,394,786.

WITH            10. SHARED DISPOSITIVE POWER:  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     8,327,364 (includes shares issuable on Class A conversion as noted above). These shares are entitled to 18,394,786 votes of the aggregate 47,619,546 votes outstanding.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.00% of the aggregate of outstanding Common Stock and the shares issuable on conversion as noted above. These shares carry 38.63% of the aggregate voting power outstanding.

14.  TYPE OF REPORTING PERSON*:  OO

CUSIP No.  853887107           13D                          Page 5
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     Mrs. F. David (Helen Margaret Hook) Clarke
     (SS# ###-##-####)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     Not Applicable

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or (e)                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION



NUMBER OF       7.  SOLE VOTING POWER :  28,628 shares, of which
                    28,148 are issuable upon conversion of that
SHARES              number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
BENEFICIALLY        are 141,220.

                8.  SHARED VOTING POWER: -0-
OWNED BY

EACH            9.  SOLE DISPOSITIVE POWER: 28,628 shares, of which
                    28,148 are issuable upon conversion of that
REPORTING           number of Class A shares, $1.00 par value.  Due to
                    the 5 votes per Class A share, total votes held
PERSONS             are 141,220.

WITH            10. SHARED DISPOSITIVE POWER:  -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     28,628 (includes shares issuable on Class A conversion as noted above). These shares are entitled to 141,220 votes of the aggregate 47,619,546 votes outstanding.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .10%


14.  TYPE OF REPORTING PERSON*:  IN

CUSIP No.  853887107           13D                          Page 6
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. Identification No. of Above Person

     F. David Clark
     (SS# ###-##-####)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [ ]
                                                         (b) [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     Not Applicable

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or (e)                          [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION



NUMBER OF       7.  SOLE VOTING POWER :  12 shares
SHARES
BENEFICIALLY    8.  SHARED VOTING POWER: -0-
OWNED BY
EACH            9.  SOLE DISPOSITIVE POWER:  12 shares
REPORTING
PERSONS         10. SHARED DISPOSITIVE POWER:  -0-
WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          12 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .00004%


14.  TYPE OF REPORTING PERSON*:  IN

CUSIP No.  853887107           13D                          Page 7

Item 1.     SECURITY AND ISSUER.

            The Standard Register Company
            626 Albany Street
            Dayton, Ohio 45401

Item 2.     IDENTITY AND BACKGROUND.

This Amendment relates to a Schedule 13-D filing made by the persons identified below and filed with the Securities & Exchange Commission on April 3, 1981 (the "Base Filing"), as amended on April 6, 1989, February 6, 1991, April 3, 1992 and April 2, 1993.

The persons filing this amendment, The Fifth Third Bank, Fifth Third Bancorp, The John Q. Sherman Trusts, Mrs. F. David Clarke and Mr. F. David Clarke (the "Amending Persons") may have heretofore been deemed to be part of a group consisting of The Fifth Third Bank, Fifth Third Bancorp, The John Q. Sherman Trust*, Mr. F. David Clarke and Mrs. F. David (Helen Margaret Hook) Clarke (together hereinafter referred to as the "Group").** While the Amending Persons expressly continue to disclaim the existence that such a group did in fact exist, they did join in the Base Filing on April 3, 1981, and Amendment No. 1 on April 6, 1989 based upon the relationships created under a tentative settlement agreement dated March 25, 1981 and a proposed settlement agreement described more fully in Item 6 of the Base Filing.

- --------------------

* Mr. Paul H. Granzow and Mr. James L. Sherman are trustees of the John Q. Sherman Trusts described in Item 5 of the basic filing and this Amendment and to the extent the beneficiaries of such trusts might be deemed part of the Group they were described as: Rev. John N. Sherman, William P. Sherman, Mary Sherman Settino, James L. Sherman, Robert N. Sherman, Charles F. Sherman, Patricia Sherman, Robert N. Sherman, Charles F. Sherman, Patricia Sherman Begley, and Helen Sherman Tormey.

** Other parties who were identified in the Base Filing who might be considered as part of such group were The Clark-Hook Corporation, Helen Margaret Clarke, Mary Clarke Zigo, Francis David Clarke and Bank One, Dayton, N.A. (formerly The Winters National Bank of Dayton), Trustee, by virtue of the family relationship with Mr. and Mrs. Clarke. Other parties who might, in addition, be considered as part of such group, currently, by virtue of their family relationship with Mr. and Mrs. Clarke, are Ann Bridget Clarke, Catherine Therese Clarke and James William Clarke.
- ----------------------

    PERSONS REPORTING IN THIS AMENDMENT*

             (A)(1)(a)   The Fifth Third Bank

                   (b)   38 Fountain Square Plaza
                         Cincinnati, Ohio 45263

                   (c)   Ohio Banking Corporation which with
                         predecessors has engaged in the business of banking for more than the prior ten years.

CUSIP No.  853887107           13D                          Page 8

             (B)(2)(a)   Fifth Third Bancorp

                   (b)   38 Fountain Square Plaza
                         Cincinnati, Ohio 45263

                   (c)   Bank Holding Company since 1975.


             (C)   (a)   The John Q. Sherman Trust

                   (b)   c/o Paul H. Granzow
                             50 East Third Street
                             Dayton, Ohio 45402

                   (c)   not applicable

             (D)   (a)   Mr. F. David Clarke

                   (b)   4925 Lowell Street, N.W.
                         Washington, DC

                   (c)   President, Clarke-Hook Corporation,
                          Real Estate Developers

             (E)   (a)   Mrs. F. David Clarke

                   (b)   4925 Lowell Street, N.W.
                         Washington, DC

                   (c)   Housewife
- -------------------

*The information called for by this Item with respect to each of the officers and directors of The Fifth Third Bank and Fifth Third Bancorp are filed in the form of Amended Exhibits I and II attached hereto.
- -------------------

     AS TO THE AMENDING PERSONS
               (d) No Amending Person listed in Item 2 nor any of the persons listed on amended Exhibits I or II have been convicted in a criminal proceeding during the past five years.

               (e) No Amending Person listed in Item 2 nor any of the persons listed on amended Exhibits I or II have been subject to a civil proceeding during the past five years resulting in a judgment, decree or final order enjoining future violations of, or mandatory activities with respects to, federal or state securities laws or finding any violation with respect to such laws.

                (f) All Amending Persons listed in Item 2 and on amended Exhibits I and II are citizens of the United States.

CUSIP No.  853887107           13D                          Page 9

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            NOT APPLICABLE.

Item 4.     PURPOSE OF TRANSACTION.

This filing is to report that pursuant to certain Release Agreements entered into between the Amending Persons and others, effective June 6, 1994, the tentative settlement agreement between the Reporting Parties and the proposed settlement agreement described in Item 6 of the base filing (together the settlement agreements) in which the Reporting Parties had made certain agreements with respect to the voting of the Issuer's stock, have been rescinded, negated and rendered of no further force or effect. Accordingly, as of the effective date of the Release Agreements, there are no further agreements or understandings between the Reporting Parties and no basis upon which the Reporting Parties may be deemed to be a group and required to file Form 13D as a group.

This amendment is to serve as a termination of the group filing. It is also to serve as a termination of 13D filings for Mr. F. David Clarke and Mrs. F. David Clarke who individually and with their affiliates have less than the amount of Issuer's stock to require filings under Form 13D or 13G.

The Fifth Third Bank and Fifth Third Bancorp by virtue of the number of Issuer's shares held will continue as a separate 13D filer and are not terminating with this amendment.

The John Q. Sherman Trusts by virtue of the number of Issuer's shares held will continue as a separate 13D filer and are not terminating with this Amendment.


Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

     A. The Fifth Third Bank holds an aggregate of 5,234,374 outstanding shares of The Standard Register Company Common Stock (one vote per share) and 2,153,016 shares of Common Stock issuable on conversion of Class A stock, $1.00 par value (five votes per share). These shares are held as follows:

            (i) The Fifth Third Bank, Cincinnati, Ohio, as trustee of a testamentary trust established under the Will of William C. Sherman, Deceased, I.D. No. 31-6019963. The income beneficiary is Helen Margaret Hook Clarke. There are held in this trust an aggregate of 2,595,312 shares of Common Stock and 1,081,392 shares of Class A Stock convertible into 1,081,392 shares of Common stock. The trustee has voting power with respect to these shares and has power to dispose of the common stock held or to be received on conversion. These powers are also deemed to be attributable to Fifth Third Bancorp, the holding company parent of The Fifth Third Bank.

            (ii) The Fifth Third Bank, Cincinnati, Ohio, as trustee under an inter-vivos trust established by a trust indenture executed December 29, 1939 by William C. Sherman. The income beneficiaries are Helen Margaret Hook Clarke and the eight children of John Q. Sherman. Trust I.D. No. 31-6020570. There are held in this

CUSIP No.  853887107           13D                          Page 10

            trust an aggregate of 2,571,912 shares of Common Stock and 1,071,624 shares of Class A Stock convertible into 1,071,624 shares of Common Stock. The trustee has voting power with respect to this shares and has power to dispose of the Common Stock held or to be received on conversion. These powers are also deemed to be attributable to Fifth Third Bancorp, the holding company parent of The Fifth Third Bank.

            (iii) The Fifth Third Bank as Fiduciary under agreements with parties otherwise unrelated to this filing holds 8,650 shares of common stock in nine accounts. The Bank has sole voting and dispositive power with respect to 3,000 shares; sole voting power but shared dispositive power with respect to 350 shares; sole voting power and no dispositive power with respect to 4,000 shares; and no voting or dispositive power with respect to 1,300 shares. These shares and the powers with respect thereto are also deemed to be attributable to Fifth Third Bancorp, the holding company parent of The Fifth Third Bank. In addition, 58,700 shares of common stock are attributable to Fifth Third Bancorp through another of its banks acting as fiduciary with no voting power and no dispositive power.

            (iv) The John Q. Sherman Trust by Paul H. Granzow and James L. Sherman, as co-trustees of a testamentary trust established under the will of John Q. Sherman. There are separate trusts for each of the descendent's eight children, ID Nos. 31-6023395 through 31-6023402. There are held in the eight trusts an aggregate of 5,810,508 shares of Common Stock and 2,516,856 shares of Common Stock. The co-trustees share voting power with respect to these shares, subject to the right of the income beneficiary of each trust to receive, upon request, a proxy to vote the shares held in trust. The co-trustees share power to dispose of Common Stock held or to be received on conversion.

            (v) The named members of the F. David Clarke family hold 492 shares of common and 28,148 shares of Class A stock.

                   VOTING AND DISPOSITIVE POWER OF THE GROUP
                                           Total       Percent of
   Owner              Sole       Shared    Shares(1)(2) Shares(1)
Amending Persons:
The Fifth Third      7,327,590   8,650*    7,336,240      25.54%
Bank and Fifth
Third Bancorp

The John Q.          8,327,364**   --      8,327,364      29.00%
Sherman Trust (4)

F. David Clarke(4)          12     --             12      .00004%

Mrs. F. David           28,628     --         28,628        .10%
Clarke (4)

Total (3)           15,683,594   8,650    15,692,244      54.64%

* sole voting and dispositive power with respect to 3,000 shares; sole voting power but shared dispositive power with respect to 350 shares; sole voting

CUSIP No.  853887107           13D                          Page 11


power and no dispositive power with respect to 4,000 shares; and no voting or dispositive power with respect to 1,300 shares.

**          sole dispositive power only with voting power shared.

(1) Number of shares shown for each owner includes shares issuable on conversion of Class A shares held by such owner which are treated as outstanding in computing that owner's percentage.

(2) By virtue of the five votes carried by each share of the Class A Stock, the Amending Persons have the sole power to vote 16,076,536 votes or 33.76% of the aggregate outstanding 47,619,546 votes.

(3) The Sherman Trusts, of which The Fifth Third Bank is Trustee, hold 2,153,016 shares of Class A Stock and 5,167,224 shares of Common Stock with sole voting and dispositive rights. This holding constitutes 25.52% of Common Stock (if the Class A were converted) and 33.48% of the voting power.


Item 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None


Item 7.     MATERIAL TO BE FILED AS AMENDED EXHIBITS.

            Amended Exhibit I - List of The Fifth Third Bank Executive Officers and Directors.

            Amended Exhibit II - List of Fifth Third Bancorp Executive Officers and Directors.

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule is true, complete and correct.

                                      THE FIFTH THIRD BANK

Date:  June 14, 1994                  By: P. MICHAEL BRUMM
                                          -----------------------------
                                          P. Michael Brumm,
                                             Senior Vice President


                                      FIFTH THIRD BANCORP

Date:  June 14, 1994                  By: P. MICHAEL BRUMM
                                          ----------------------------
                                          P. Michael Brumm,
                                           Senior Vice President

CUSIP No.  853887107           13D                          Page 12




Date:  June 14, 1994              THE JOHN Q. SHERMAN TRUSTS

                                  By: PAUL H. GRANZOW
                                      ---------------------------
                                      Paul H. Granzow, Trustee



Date:  June 14, 1994              F. DAVID CLARKE
                                  --------------------------------
                                  F. David Clarke



Date:  June 14, 1994              MRS. F. DAVID CLARKE
                                  --------------------------------
                                  Mrs. F. David Clarke

                             AMENDED EXHIBIT I

                           THE FIFTH THIRD BANK
                      DIRECTORS AND EXECUTIVE OFFICERS

(1) Shares owned in The Standard Register Company

(2) Transactions in The Standard Register Company Stock Since
      January 1, 1993

     NAME                      TITLE       CITIZENSHIP      (1)   (2)

Clement L. Buenger           Director          U.S.         -0-   None
Retired Chairman
The Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45263

George A. Schaefer, Jr.      Director,         U.S.        -0-    None
The Fifth Third Bank       President and
38 Fountain Square Plaza        CEO
Cincinnati, Ohio 45263

John F. Barrett              Director          U.S.        -0-    None
President and COO
Western Southern Life
400 Broadway
Cincinnati, Ohio 45202

J. Kenneth Blackwell         Director          U.S.        -0-    None
Independent Public
  Policy Consultant
1156 Elm Park Drive
Cincinnati, Ohio 45216

Nolan W. Carson              Director          U.S.        -0-    None
Partner
Dinsmore & Shohl
255 E. Fifth Street
Cincinnati, Ohio 45202

Thomas L. Dahl               Director          U.S.        -0-    None
Former President
The Drackett Company
201 E. Fourth Street
Cincinnati, Ohio 45202

Gerald V. Dirvin             Director          U.S.        -0-    None
Executive Vice President
The Procter & Gamble Co.
P. O. Box 599
Cincinnati, Ohio 45201

Richard T. Farmer            Director          U.S.         -0-   None
Chairman and CEO
Cintas Corporation
6800 Cintas Blvd.
Cincinnati, Ohio 45262-5737

John D. Geary                Director          U.S.         -0-   None
2789 Starbuck Road
Wilmington, Ohio 45177

Joseph H. Head, Jr.          Director          U.S.         -0-   None
Chairman and CEO
Atkins & Pearce, Inc.
One Braid Way
Covington, KY 41017

Joan R. Herschede            Director          U.S.         -0-   None
President and CEO
The Frank Herschede Company
4 West Fourth Street
Cincinnati, Ohio 45202

William G. Kagler            Director          U.S.         -0-   None
President and CEO
Skyline Chili, Inc.
4180 Thunderbird Lane
Fairfield, Ohio 45014

William J. Keating           Director          U.S.         -0-   None
38 Fountain Square Plaza
31st Floor
Cincinnati, Ohio 45263

James D. Kiggen              Director          U.S.         -0-   None
Chairman and CEO
Xtek, Inc.
11451 Reading Road
Cincinnati, Ohio 45241-5701

Robert B. Morgan             Director          U.S.         -0-   None
President and CEO
Cincinnati Financial Corporation
P. O. Box 145496
Cincinnati, Ohio 45250-5496

Michael H. Norris            Director          U.S.         -0-   None
President
Deerfield Manufacturing Company
408 Fourth Avenue
Mason, Ohio 45040

Brian H. Rowe                Director          U.S.         -0-   None
President
Aircraft Engine Business Group
General Electric Company
One Neumann Way, Mail Drop J101
Cincinnati, Ohio 45215

John J. Schiff, Jr.          Director          U.S.       26,200  None
Chairman
John J. & Thomas R. Schiff & Co., Inc.
6200 South Gilmore Road
Fairfield, Ohio 45250-5496

Dennis J. Sullivan, Jr.      Director          U.S.         -0-   None
Exec. V.P. and CFO
Cincinnati Bell, Inc.
201 E. Fourth Street
Cincinnati, Ohio 45202

Dudley S. Taft               Director          U.S.         -0-   None
President
Taft Broadcasting Company
600 Vine Street, Suite 1808
Cincinnati, Ohio 45202

George W. Landry          Executive Vice       U.S.         -0-   None
The Fifth Third Bank         President
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Stephen J. Schrantz       Executive Vice       U.S.         -0-   None
The Fifth Third Bank         President
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Michael D. Baker            Senior Vice        U.S.         -0-   None
The Fifth Third Bank         President
38 Fountain Square Plaza
Cincinnati, Ohio 45263

P. Michael Brumm            Senior Vice        U.S.         -0-   None
The Fifth Third Bank       President and
38 Fountain Square Plaza   Chief Financial
Cincinnati, Ohio 45263         Officer

Michael K. Keating          Senior Vice        U.S.         -0-   None
The Fifth Third Bank        President,
38 Fountain Square Plaza    General Counsel
Cincinnati, Ohio 45263      and Secretary

Robert P. Niehaus           Senior Vice         U.S.        -0-   None
The Fifth Third Bank         President
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Gerald L. Wissell          Senior Vice          U.S.        -0-   None
The Fifth Third Bank        President
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Neal E. Arnold             Senior Vice          U.S.         -0-   None
The Fifth Third Bank      President and
38 Fountain Square Plaza    Treasurer
Cincinnati, Ohio 45263

                             AMENDED EXHIBIT II

                            FIFTH THIRD BANCORP
                      DIRECTORS AND EXECUTIVE OFFICERS

(1) Shares owned in The Standard Register Company

(2) Transactions in The Standard Register Company Stock Since
      January 1, 1993

     NAME                      TITLE       CITIZENSHIP      (1)   (2)

Clement L. Buenger           Director          U.S.         -0-   None
Retired Chairman
The Fifth Third Bank
38 Fountain Square Plaza
Cincinnati, Ohio 45263

George A. Schaefer, Jr.      Director,         U.S.         -0-   None
The Fifth Third Bank       President and
38 Fountain Square Plaza       CEO
Cincinnati, Ohio 45263

John F. Barrett              Director          U.S.         -0-   None
President and COO
Western Southern Life
400 Broadway
Cincinnati, Ohio 45202

J. Kenneth Blackwell         Director          U.S.         -0-   None
Independent Public
  Policy Consultant
1156 Elm Park Drive
Cincinnati, Ohio 45216

Milton C. Boesel, Jr.        Director          U.S.         -0-   None
Counsel
Ritter, Robinson, McCready & James
525 W. Sophia Street
Maumee, Ohio 43537

Nolan W. Carson              Director          U.S.         -0-   None
Partner
Dinsmore & Shohl
255 E. Fifth Street, Ste. 1900
Cincinnati, Ohio 45202

Thomas L. Dahl               Director          U.S.         -0-   None
Former President
The Drackett Company
201 E. Fourth Street
Cincinnati, Ohio  45202

Gerald V. Dirvin             Director          U.S.         -0-   None
Executive Vice President
The Procter & Gamble Co.
P. O. Box 599
Cincinnati, Ohio 45201

Thomas B. Donnell            Director          U.S.         -0-   None
Chairman
The Fifth Third Bank of
  Northwestern Ohio, N.A.
Toledo, Ohio

Richard T. Farmer            Director          U.S.         -0-   None
Chairman and CEO
Cintas Corporation
6800 Cintas Blvd.
Cincinnati, Ohio 45262-5737

John D. Geary                Director          U.S.         -0-   None
2789 Starbuck Rd.
Wilmington, Ohio 45177

Ivan W. Gorr                 Director          U.S.         -0-   None
Chairman and CEO
Cooper Tire & Rubber Company
P. O. Box 550
Findlay, OH 45839

Joseph H. Head, Jr.          Director          U.S.         -0-   None
Chairman and CEO
Atkins & Pearce, Inc.
One Braid Way
Covington, KY 41017

Joan R. Herschede            Director          U.S.        -0-    None
President and CEO
The Frank Herschede Company
4 West Fourth Street
Cincinnati, Ohio 45202

William G. Kagler            Director          U.S.        -0-    None
President and CEO
Skyline Chili, Inc.
4180 Thunderbird Lane
Fairfield, Ohio 45014

William J. Keating           Director          U.S.         -0-   None
38 Fountain Square Plaza
31st Floor
Cincinnati, Ohio 45263

James D. Kiggen              Director          U.S.         -0-   None
Chairman and CEO
Xtek, Inc.
11451 Reading Road
Cincinnati, Ohio 45241-5701

Robert B. Morgan             Director          U.S.         -0-   None
President and CEO
Cincinnati Financial Corporation
P. O. Box 145496
Cincinnati, Ohio 45250-5496

Michael H. Norris            Director          U.S.        -0-    None
President
Deerfield Manufacturing Company
408 Fourth Avenue
Mason, Ohio 45040

Brian H. Rowe                Director          U.S.        -0-    None
President
Aircraft Engine Business Group
General Electric Company
Mail Drop J101
Cincinnati, Ohio 45215

John J. Schiff, Jr.          Director          U.S.       26,200  None
Chairman
John J. & Thomas R. Schiff & Co., Inc.
6200 South Gilmore Road
Fairfield, Ohio 45250-5496

Stephen Stranahan            Director          U.S.        -0-    None
Chairman
Entelco, Inc.
Four Sea Gate, Suite 601
Toledo, Ohio 43604

Dennis J. Sullivan, Jr.      Director          U.S.        -0-    None
Exec. V.P. and CFO
Cincinnati Bell, Inc.
201 E. Fifth Street
Cincinnati, Ohio 45202

Dudley S. Taft               Director          U.S.         -0-   None
President
Taft Broadcasting Company
600 Vine Street, Suite 1808
Cincinnati, Ohio 45202

P. Michael Brumm             Senior Vice       U.S.         -0-   None
38 Fountain Square Plaza    President and
Cincinnati, Ohio 45263     Chief Financial
                               Officer

George W. Landry           Executive Vice      U.S.         -0-   None
38 Fountain Square Plaza      President
Cincinnati, Ohio 45263

Stephen J. Schrantz        Executive Vice      U.S.         -0-   None
38 Fountain Square Plaza      President
Cincinnati, Ohio 45263

Neal E. Arnold                Treasurer        U.S.        -0-    None
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Michael D. Baker             Senior Vice       U.S.        -0-    None
38 Fountain Square Plaza      President
Cincinnati, Ohio 45263

Robert P. Niehaus            Senior Vice       U.S.        -0-    None
38 Fountain Square Plaza      President
Cincinnati, Ohio 45263

Michael K. Keating           Senior Vice       U.S.        -0-    None
38 Fountain Square Plaza   President, General
Cincinnati, Ohio 45263    Counsel and Secretary

Gerald L. Wissel               Auditor         U.S.        -0-    None
38 Fountain Square Plaza
Cincinnati, Ohio 45263

Roger W. Dean                 Controller       U.S.        -0-    None
38 Fountain Square Plaza
Cincinnati, Ohio 45263